Exhibit 99.1

Mecox Lane Limited Announces Second Quarter 2013 Results

Gross Profit Margin Up 2.8% Year over Year to 37.2%

SHANGHAI, August 14, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a leading brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Net revenues decreased 44.1% year over year to $21.8 million, compared to $39.0 million in the second quarter of 2012

•                  Gross profit1 decreased 39.6% year over year to $8.1 million, compared to $13.4 million in the second quarter of 2012

•                  Gross margin was 37.2% in the second quarter of 2013, compared to 34.4% in the second quarter of 2012

•                  Net loss was $6.2 million, compared to net loss of $4.9 million in the second quarter of 2012

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Gu said, “We remained conservative in our overall execution in the second quarter while we explored the best ways of leveraging our new JV, Giosis Mecoxlane. At the same time, macroeconomic headwinds in China continued to be a challenge and the slowdown in China’s economy has negatively influenced the fast-changing and hyper-competitive industry of Chinese e-commerce and apparel and accessories. In the second quarter, we decreased our inventory and overhead costs to preserve cash and increase operating efficiency. Despite much lower revenues compared to the same quarter last year, net loss from operations was relatively constant, reflecting the effectiveness of our cost-cutting initiatives. Although our e-commerce revenues continued to be negatively impacted by the transformation of M18.com to a non-exclusive, multi-channel platform, we saw increased sales on independent e-commerce platforms such as TMall.com in the second quarter and have refocused on our core strength of providing value-for-money, fast-fashion products to China’s consumers. Looking forward, we will remain prudent with regard to our costs and cash expenditures and will continue to make efforts to position ourselves as a multi-brand and multi-channel fast fashion apparel company.”

Second Quarter 2013 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis for the second quarter of 2013 and the second quarter of 2012 as follows.

1 Gross profit excludes the impact of depreciation and amortization expenses.

Total Net Revenues

Total net revenues were $21.8 million in the second quarter of 2013, representing a decrease of 44.1% from $39.0 million in the second quarter of 2012. The decrease was primarily due to the decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s call center and physical stores.

E-commerce Channel2

Net revenues from the Company’s e-commerce channel were $6.7 million in the second quarter of 2013, representing a decrease of 65.8% from $19.6 million in the second quarter of 2012. The decrease was primarily attributed to the decrease in the Company’s sales on M18.com during the period after the website was operated by the management of Giosis Mecoxlane and re-launched as a brand-neutral open platform, partially offset by the increase in the Company’s sales on independent e-commerce platforms, including TMall.com and JD.com.

Call Center

Net revenues from the call center were $10.5 million in the second quarter of 2013, representing a decrease of 7.8% from $11.4 million in the second quarter of 2012. The decrease was primarily attributed to a decline in orders placed through the call center as a result of a reduction and discontinuation of the Company’s catalog circulation since January 2013.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $3.1 million in the second quarter of 2013, representing a decrease of 36.8% from $4.9 million in the second quarter of 2012. The decrease was primarily due to the decline in the number of directly operated stores from an average of 109 stores in the second quarter of 2012 to an average of 60 stores in the second quarter of 2013, partially offset by an increase in average store sales.

Net revenues from franchised stores were $1.5 million in the second quarter of 2013, representing a decrease of 51.7% from $3.2 million in the second quarter of 2012. The decrease in net revenues

2  Since January 2013, one of the Company’s reportable segments, i.e. Internet platform segment, has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by Giosis Mecoxlane and re-launched as a brand-neutral and open marketplace platform to attract a number of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China.

was primarily due to the decline in average store sales and the decline in the number of franchised stores from an average of 267 stores in the second quarter of 2012 to an average of 256 stores in the second quarter of 2013.

Cost of Goods Sold3

Cost of goods sold was $13.7 million in the second quarter of 2013, representing a decrease of 46.5% from $25.6 million in the second quarter of 2012. The decrease is consistent with the overall decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $8.1 million in the second quarter of 2013, representing a decrease of 39.6% from $13.4 million in the second quarter of 2012. Gross margin was 37.2% in the second quarter of 2013, compared to 34.4% in the second quarter of 2012. The increase in gross margin was mainly due to the increase in the weighting of the call center in total net revenues, which generated a higher margin than that of other segments, partially offset by an inventory provision of $0.9 million recorded during the period for the Company’s physical stores as the Company tested new brands and products.

Operating Expenses

Total operating expenses were $13.8 million in the second quarter of 2013, representing a decrease of 26.7% from $18.8 million in the second quarter of 2012, primarily due to the decrease of selling, general and administrative expenses in the period.

Selling, general and administrative expenses were $13.0 million in the second quarter of 2013, representing a decrease of 30.1% from $18.6 million in the second quarter of 2012, primarily due to a decrease in headcount and related labor costs, the termination of certain warehouse leases as a result of our centralized logistics network, and a shift to Giosis Mecoxlane of advertising costs and IT expenses associated with the operation of M18.com.

Loss from Operations

Loss from operations was $5.7 million in the second quarter of 2013, compared to loss from operations of $5.4 million in the second quarter of 2012.

3 Cost of goods sold excludes depreciation and amortization expenses.

Loss from equity in an affiliate

Loss from equity in an affiliate was $1.2 million in the second quarter of 2013, compared to nil in the second quarter of 2012.

Net Loss and Loss per ADS

Net loss was $6.2 million in the second quarter of 2013, compared to net loss of $4.9 million in the second quarter of 2012. Non-GAAP net loss4 was $5.2 million in the second quarter of 2013, compared to non-GAAP net loss of $4.3 million in the second quarter of 2012. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.53 in the second quarter of 2013. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of June 30, 2013, Mecox Lane had cash and cash equivalents totaling $7.2 million, compared to $13.3 million as of December 31, 2012. Restricted cash as of June 30, 2013 totaled $17.9 million, compared to nil as of December 31, 2012. Short-term investments on June 30, 2013 were $10.5 million, compared to $20.7 million as of December 31, 2012, all of which were structured term bank deposits.

Secured Short-term Borrowing

As of June 30, 2013, Mecox Lane had secured short-term borrowing totaling $15.4 million, compared to nil as of December 31, 2012, all of which was secured by restricted cash of $17.9 million.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Time on August 13 (9 a.m. Shanghai/Hong Kong Time on August 14) to discuss results and highlights from the quarter, as well as to answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 7:30 p.m. U.S. Eastern Time on August 13 (7:30 a.m. Shanghai/Hong Kong Time on August 14).

4 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	29368366

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a leading brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	June 30,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	13,291,063	7,166,961
Restricted cash	—	17,868,508
Short-term investments	20,682,480	10,519,990
Accounts receivable, net of allowances of $55,660 and $55,660 as of December 31, 2012 and June 30, 2013, respectively	1,452,864	2,279,954
Amount due from a related party	—	292,717
Other receivables	5,149,844	3,604,333
Advances to suppliers and prepaid expenses	6,297,463	1,078,626
Merchandise inventories	27,349,540	21,647,885

Total current assets	74,223,254	64,458,974
Property and equipment, net	46,528,057	45,520,287
Prepaid land use right	6,125,104	6,166,630
Intangible assets, net	1,263,644	1,113,648
Investment in an affiliate	—	8,928,742
Other non-current assets	249,903	959,382

TOTAL ASSETS	128,389,962	127,147,663

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	—	15,375,370
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $3,101,935 and $2,712,605 as of December 31, 2012 and June 30, 2013, respectively)	19,063,827	13,382,765
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,345,714 and $1,063,758 as of December 31, 2012 and June 30, 2013, respectively)	4,570,595	3,940,128
Amount due to a related party	547,478	1,431,032
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $281,152 and $209,419 as of December 31, 2012 and June 30, 2013, respectively)	5,153,056	3,208,462
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,955,777 and $1,774,163 as of December 31, 2012 and June 30, 2013, respectively)	7,358,589	6,329,660
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $34,718 and $33,100 as of December 31, 2012 and June 30, 2013, respectively)	1,779,978	1,782,479

Total current liabilities	38,473,523	45,449,896

Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 424,591,756 shares issued, and 403,790,426 and 413,535,851 shares outstanding as of December 31, 2012 and June 30, 2013)	40,873	42,459
Additional paid-in capital	165,934,265	167,970,969
Treasury Stock	(572,168)	(1,273,364)
Accumulated deficit	(82,811,023)	(93,220,188)
Accumulated other comprehensive income	6,292,753	7,146,152
Statutory reserve	931,739	931,739

Total Mecox Lane Limited equity	89,816,439	81,597,767
Noncontrolling interests	100,000	100,000

Total equity	89,916,439	81,697,767

TOTAL LIABILITIES AND EQUITY	128,389,962	127,147,663

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended June 30
	2012	2013
	$	$

Net revenues:
E-commerce channel	19,640,275	6,724,532
Call center	11,357,889	10,474,386
Directly operated stores	4,861,486	3,070,277
Franchised stores	3,165,999	1,528,167
Total net revenues	39,025,649	21,797,362

Cost of goods sold (excluding depreciation and amortization)
E-commerce channel	15,968,374	5,354,614
Call center	4,854,816	4,796,296
Directly operated stores	2,336,039	2,316,726
Franchised stores	2,445,535	1,224,904
Total cost of goods sold (excluding depreciation and amortization)	25,604,764	13,692,540

Operating expenses:
Selling, general and administrative expenses	18,570,423	12,978,980
Depreciation and amortization	1,040,516	1,214,508
Other operating income, net	(823,330)	(426,243)

Total operating expenses	18,787,609	13,767,245

Income (Loss) from operations	(5,366,724)	(5,662,423)
Interest expense	—	(136,980)
Interest income	622,081	279,497
Other income (expense), net	(204,261)	508,444

Loss before income taxes, equity in affiliates and noncontrolling interests	(4,948,904)	(5,011,462)
Income tax expense	—	—

Loss before equity in affiliates and noncontrolling interests	(4,948,904)	(5,011,462)
Loss from equity in an affiliate	—	(1,173,074)

Net loss	(4,948,904)	(6,184,536)
Accretion of noncontrolling interest	91,884	23,307
Net loss attributable to noncontrolling interests	(91,884)	(23,307)
Net loss attributable to Mecox Lane Limited shareholders	(4,948,904)	(6,184,536)

Loss per ordinary share:
Basic	(0.01)	(0.02)
Diluted	(0.01)	(0.02)
Loss per ADS (1)
Basic	(0.43)	(0.53)
Diluted	(0.43)	(0.53)
Weighted average ordinary shares used in per share calculation
Basic	405,074,604	410,384,335
Diluted	405,074,604	410,384,335
Weighted average ADS used in per share calculation (1)
Basic	11,573,560	11,725,266
Diluted	11,573,560	11,725,266

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	(336,189)	663,892
Other comprehensive income, net of tax	(336,189)	663,892

Comprehensive income attributable to Mecox Lane Limited shareholders	(5,285,093)	(5,520,644)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

Non-GAAP net income (loss) (1)	(4,343,617)	(5,198,002)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended June 30
	2012	2013
	$	$
Net loss	(4,948,904)	(6,184,536)
Add back: Share-based compensation expenses	605,287	986,534
Non-GAAP net loss	(4,343,617)	(5,198,002)